UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-27927

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

12405 Powerscourt Drive
St. Louis, Missouri 63131
             (314) 965-0555
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, Par Value $0.0001 Per Share*
Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

          None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 235

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*This  class of Class A Common Stock (the “Old Common Stock”) was cancelled under the  Joint Plan of Reorganization of Charter Communications, Inc. (“Charter”) and its  Affiliate Debtors, dated July 15, 2009, as confirmed by an order of the United  States Bankruptcy Court for the Southern District of New York entered on  November 17, 2009 (the “Plan”).  The  Plan became effective on November 30, 2009 (the “Effective Date”).  Pursuant to the Plan, on the Effective  Date, among other things: (1) the Old Common Stock issued and outstanding  immediately prior to the Effective Date was cancelled; (2) the certificate of  incorporation of Charter was amended and restated in its entirety; and (3) the  new Class A Common Stock, par value $0.001 per share, of Charter (the “New  Common Stock”) was issued for distribution in accordance with the Plan.  As a result of the amendment and  restatement of Charter’s certificate of incorporation, the rights of holders of  the New Common Stock will be substantially different than the rights of holders  of the Old Common Stock and, consequently, the New Common Stock may be deemed to  be a different class of securities than the Old Common Stock.

Date: December 2, 2009	By: /s/ Richard R. Dykhouse
Name: Richard R. Dykhouse
Title: Vice President, Associate General
Counsel and Corporate Secretary